September 22, 2017

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Roger Schwall, Assistant Director, Office of Natural Resources

Re:         Committed Capital Acquisition Corporation II

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed May 30, 2017

Form 10-Q for the Quarter Ended March 1, 2017

Filed June 27, 2017

Form 8-K

Filed July 11, 2017

File No. 333-192586

Ladies and Gentlemen:

On behalf of Committed Capital Acquisition Corporation II, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments contained in the letter dated August 1, 2017 (the “Comment Letter”), from Robert Schwall, Assistant Director of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Company’s (i) Report on Form 10-K for the fiscal year ended December 31, 2016, (ii) Report on Form 10-Q for the quarter ended March 1, 2017, and (iii) Report on Form 8-K filed July 11, 2017. For your convenience, we have incorporated the comments set forth in the Comment Letter in our response.

1.	In the prospectus included with your Form S-1 initial public offering, you disclosed that you would wind up your operations, redeem your public shares, dissolve, and liquidate the balance of your net assets if you had not completed your initial business transaction within 24 months of the effective date. You also disclosed that stockholders would not have the protections afforded to investors in blank check companies because you “will have net tangible assets in excess of $5,000,000.” You repeat that disclosure in the Form 10-K at page 18. The specified period within which the initial business transaction must occur was scheduled to end on April 10, 2016, but you now have extended your deadline twice, first to April 10, 2017, and then to April 10, 2019. In connection with these extensions, you also redeemed shares from your public stockholders. In this regard, we note the following:

•	At page F-13 of the Form 10-Q filed on June 27, 2017, you disclose that as of June 23, only 351,827 public shares remain outstanding;

•	According to your July 11, 2017 Form 8-K, the “July Redemption” offer to your public stockholders remains open until August 11, 2017. Following the July Redemption, it appears that the trust account balance will be somewhere between zero and approximately $1.8 million; and

•	As of March 31, 2017 (prior to your using more than $10 million of trust account funds in connection with the second redemption), you owed affiliates of BCM $898,000 and had current liabilities of $1.5 million.

In light of the trust account’s limited funds, the open redemption offer, and your current liabilities, please provide an updated description of your business plan going forward, including your plan for completing a business transaction.

The Company’s management has determined that it is in the best interests of the Company to turn over control of the Company to a new management team, which transaction was consummated on September 19, 2017 (the “Management Transition”). This team is led by Kenneth J. Abdalla, who will serve as the Company’s President and a director. Mr. Abdalla will be assisted by David Kutcher, an outside consultant who has served as VP of Corporate Development for the Company since its IPO in 2014 who will assist the Company with reviewing, analyzing and executing an initial business combination and assist with the preparation of the Company’s SEC filings. The Company does not intend to change its auditors in connection with the Management Transition.

Kindly note that Broadband Capital Management LLC (“BCM”) wound down in 2016. Prior to the Management Transition the current liabilities were generally owed to Mr. Rapp, the Company’s current Chairman and Chief Executive Officer and the former Chairman of BCM. In connection with the Management Transition, Mr. Rapp and Mr. Wagenheim, the current directors of the Company prior to the Management Transition, both resigned as directors of the Company and Mr. Wagenheim also resigned as an officer of the Company. Mr. Rapp will continue to serve as Chairman and CEO of the Company for a short transition period. As part of the Management Transition, Notespac LLC (the “Debt Investor”) purchased debt of the Company in the principal amount of $796,686 owed to Mr. Rapp for nominal consideration and, along with other affiliated and non-affiliated purchasers acquired all of the founders’ shares issued to Messrs. Rapp and Wagenheim, as well as a majority of the founders’ shares held by other members of the founding group. Accordingly, Messrs. Rapp and Wagenheim no longer have any equity interest in the Company, no participation rights and are not owed any debt obligations from the Company. The Debt Investor now bears the sole risk related to repayment of the current liabilities previously owed to Mr. Rapp.

The Debt and new equity investors have indicated they will invest the necessary capital required to maintain the Company’s operations until it winds up and distributes any remaining funds in its trust account or completes an initial business combination. Prior management believed the Management Transition offers the Company and its remaining shareholders the best chance to complete an initial business transaction.

Current investors in the Company have been offered three separate and distinct opportunities to redeem their shares, in April 2016, April 2017 and August 2017. Prior management believed that adequate notice has been afforded to all investors related to the Management Transition and those who remain are doing so on their own volition. Furthermore, the Debt Investor and other purchasers have indicated their willingness to assist any current investor who is seeking to exit and missed all prior redemptions by using reasonable efforts to find buyers of the stock at $5.00 per share. There is no assurance they will be successful; however, it is the belief of management that investors have been afforded every reasonable opportunity to redeem their shares. Lastly, any public stockholders remaining after the July Redemption will continue to be entitled to the remaining funds in the Company’s trust account, should no business combination be consummated.

The Company’s business strategy and plan for seeking an initial business combination will remain unchanged under the new management. We believe new management has a network of relationships and potential deal sources to find a suitable partner for an initial business combination and Mr. Abdalla will be well-positioned to capitalize on the vehicles competitive strengths. We believe that new management also expects to raise adequate additional capital at the time of the initial business combination through a private financing. There are no targets currently being considered for an initial business transaction.

Mr. Abdalla is an experienced investor with deep network of relationships and potential deal sources. Mr. Abdalla intends to utilize this deep network and his transactional and investment experience to find a suitable partner for an initial business combination.

Mr. Kutcher is a principal and co-founder of Broadband Capital Partners (“BCP”), interim Chief Financial Officer of Immunome (a portfolio company of BCP) and a private investor through his family investment vehicle, Torian Capital Partners. Prior to Broadband Capital Partners, Mr. Kutcher was a Managing Director at Broadband Capital Management LLC, a New York based investment and merchant bank, where he was focused on principal investment opportunities for the firm. Mr. Kutcher is currently a director of Loci, Inc.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments regarding the Company’s anticipated timing for the submission of its response, kindly contact me at (917) 626-9385 or David Kutcher at (203) 940-2657. Thank you for your time and attention.

Sincerely,

/s/ Michael Rapoport

Michael Rapoport (a/k/a Michael Rapp)

Chief Executive Officer

cc:   David Kutcher